Exhibit 99.1

May 15, 2017

Plan For

Creative Medical Health, Inc.

This Plan is being put in place as not to violate Rule 10b5-1. Neither Creative Medical Health, Inc. (the “Shareholder”) nor Timothy Warbington (the “Shareholder Representative”) is in possession of any material nonpublic information as of the date of this Trading Plan (the “Plan”) as noted above.

This Plan is for the sale of up to 750,000 shares (the “Shares”) deposited by Creative Medical Health, Inc., specifically common shares of Creative Medical Technology Holdings, Inc. (“CELZ”) previously deposited with JH Darbie/COR Clearing account 67457929. The Plan shall be the exclusive plan of the Shareholder for the resale of shares of CELZ owned by it, and the Shareholder shall not sell any shares of CELZ during the term of this Plan following the Trading Commencement Date (as defined below) except through this Plan.

The initially deposited shares have been registered under the Securities Act on Form S-1 that was declared effective on March 3, 2017. The Shareholder is an affiliate of CELZ.

The Shares will be traded in a Discretionary Account managed by Marc Deutsch and/or Randy Bonito, Rep #DP54 at JH Darbie & Co., Inc. In the event that Marc Deutsch or Randy Bonito can no longer administer this Plan, Marc Deutsch or Randy Bonito will designate a successor at JH Darbie & Co., Inc. (the “Broker”) to manage the Shares. If no successor is designated, Creative Medical Health, Inc. shall designate a successor.

The starting date for this Plan will be May 10, 2017, the filing date of the CELZ 2016 first quarter report on Form 10-Q by CELZ with the Securities and Exchange Commission. Trading under this Plan will not commence for a period of 30 days following the starting date (the “Trading Commencement Date”).

Rules for Sales of the Shares

Marc and Randy have full discretion to sell Shares each day as the volume of sales permits in the market and per COR Clearing Rules. This includes but is not limited to selling a maximum of 100,000 Shares per week or 15% of the Daily Volume, whichever is greater. In any week when fewer than the maximum number of Shares may be sold, the unused amount or percentage from the prior week will not carry over and be added to the amount or percentage authorized for the subsequent week.

In an effort not to put undue pressure on the stock, Marc and Randy are asked to sell the majority of the shares each day at the ASK or as close to the ASK as they can get. In the event that Marc/Randy are unable to get enough stock out on any given day Marc/Randy are able to trade the stock within 5% of the best ASK on any given day at their individual sole discretion. Marc and Randy have full discretion to sell at the price and volume they are allowed by COR Clearing formulas until there is not sufficient stock to be sold on a daily basis. Notwithstanding the foregoing, none of the Shares will be sold at less than $0.45 per Share.

In the exercise of the discretion to determine the price at which and the date when Shares are to be sold, Broker shall not consult directly or indirectly with Shareholder or the Shareholder Representative, nor shall Broker receive any material nonpublic information about CELZ from the Shareholder or any other source.

Reporting Obligations

Broker will provide information to the Shareholder on a timely basis to permit the preparation and filing of any reports on Forms 3, 4 or 5 under Section 16(a) of the Exchange Act. Broker shall inform the Shareholder’s stock administrator of all trades made on behalf of Shareholder within two business days after any sale made pursuant to this Plan. Shareholder acknowledges that it is its responsibility to comply with the applicable regulations concerning the filing of Forms 3, 4 and 5.

Termination, Suspension, Modification of the Plan

This Plan will terminate on November 10, 2017, or when all of the Shares have been sold, whichever shall first occur. Termination prior to this date or suspension or modification of the Plan may be done at the sole option of the Shareholder with one trading day’s written notice as long as the Shareholder is not in possession of any material nonpublic information and provided that the termination, suspension, or modification occurs during an open trading window under the CELZ Insider Trading Policy adopted on April 18, 2017, a copy of which has been furnished to the Broker. The Plan may resume upon written instructions and as long as the holders are not in possession of any material nonpublic information

Stock Splits/Reincorporation/Reorganizations

In the event of a stock split or reverse stock split, the quantity and price at which the Shares are to be sold will be automatically adjusted proportionately.

In the event of a reincorporation or other corporate reorganization resulting in an automatic share-for-share exchange of new shares for the Shares subject to the Plan, then the new shares will automatically replace the Shares originally specified in the Plan, adjusted proportionately to the extent required.

I have the power to enter into this Plan dated this 5th of May 2017.

/s/ Timothy Warbington
Timothy Warbington, CEO
Creative Medical Health, Inc.

I agree to manage the Plan as described above to the best of my ability, dated this 15th day of May 2017.

/s/ Marc Deutsch	/s/ Randy Bonito
Marc Deutsch	Randy Bonito